September 17, 1998


Malt Acquiring, Inc.
700 N. Pennsylvania Avenue
Wilkes-Barre, PA 18705

Attention:  Chuck Lawson

Re:   $7,500,000 Senior Secured Term Loan
      $3,000,000 Senior Secured Revolving Credit

Dear Chuck:

[                ] (the "Bank") is pleased to advise you that we have approved a $7,500,000 Senior Secured Term Loan (the "Term Loan") and a $3,000,000 Senior Secured Revolving Credit (the "Revolving Credit" and together with the Term Loan, the "Credit Facilities") to Malt Acquiring, Inc. ("MAI"), an affiliate of The Lion Brewery, Inc. (the "Company"; and after the merger of MAI with and into the Company, as survivor, in accordance with the terms of the merger agreement referred to in the Summary of Terms and Conditions that is attached to and made a part of this letter (the "Summary"), collectively, the "Borrower"). The Credit Facilities are described in the Summary. The Bank looks forward to working with you towards the closing of the Credit Facilities.

The Summary includes only a brief description of the principal terms of the Credit Facilities. The definitive terms of the Credit Facilities will be documented in a Loan Agreement and the other agreements, instruments, certificates and documents called for by the Loan Agreement or which the Bank may otherwise require (together with the Loan Agreement, the "Loan Documents").

Although the Bank has approved the Credit Facilities, the Bank's obligations are subject to several conditions. First, MAI and the members of the management group of the Company who are signatories hereto (individually, a "Shareholder" and collectively, the "Shareholders") must accept this letter as provided below, and must comply with all the other conditions of this letter and the Summary. After receiving MAI's and the Shareholders acceptance, the definitive Loan Documents can be prepared. The Bank's obligations are conditioned on the Loan Documents being signed and delivered to the Bank in a form that is satisfactory to the Bank and its counsel. This letter is also issued subject to the statutory and other requirements by which the Bank is governed. Finally, the Bank's obligations under this letter are subject to the condition that no material adverse change occurs in the business, assets, operations, financial condition or business prospects of the Borrower or any guarantor, or with respect to any of the collateral for the Credit Facilities.

The Bank will not be responsible or liable for any damages, consequential or otherwise, that may be incurred or alleged by any person or entity, including the Borrower, as a result of this commitment letter.

This letter is for MAI's benefit only and no other person may obtain any rights under this letter or be entitled to rely or claim reliance on this letter's terms and conditions. This letter may not be assigned by the MAI, and none of MAI's rights under this letter may be transferred, without the Bank's prior written consent.

The Bank may elect to assign a portion of its rights and obligations under this letter so that the assignee(s) may become a party to the Loan Agreement and, to the extent of any such assignment, the Bank shall be released of all the obligations that are assumed. The Bank may also arrange for the sale or assignment to other financial institutions of participation interests in the Bank's agreement to lend or in loans made to MAI as contemplated by this letter.

MAI and the Shareholders agree to indemnify the Bank (and its directors, officers, employees, agents and controlling persons) against any and all claims, losses, damages, liabilities, costs and expenses (including, for example, fees and expenses of counsel and expert witnesses) which may be incurred by any of them in connection with any investigation, litigation or other proceeding relating to the Credit Facilities or this letter, or the proposed use of proceeds of the Credit Facilities, except for their own gross negligence or willful misconduct. MAI's and each Shareholders' indemnification obligations are in addition to any other liability they may otherwise have, and shall survive the termination of this letter.

This letter is issued in reliance on the information provided to the Bank by MAI and each Shareholder in connection with MAI's request for the Credit Facilities and in any supporting documents and material. The Bank may cancel this letter if there is any misrepresentation or material inaccuracy in that information or any failure to include material information with the loan request. If the Bank's continuing review discloses information which would likely have a material adverse effect on the business, assets, operations, condition or prospects of the Borrower, then the Bank, in its sole discretion, may decline to provide the Credit Facilities.

This letter is for MAI's confidential use only. It may not be disclosed by MAI without the Bank's prior written consent to any person (including any financial institution) other than your accountants, attorneys and other advisors, and then only in connection with the transactions contemplated by this letter and on a confidential basis.

MAI, each Shareholder and the Bank irrevocably waive any and all rights they may have to a trial by jury in any action, proceeding or claim of any nature arising out of this letter and the transactions contemplated hereby and acknowledge that the foregoing waiver is knowing and voluntary.

All out-of-pocket costs and expenses of the Bank will be paid by MAI and/or each Shareholder from time to time upon demand, including, for example, fees and expenses of legal counsel and auditors, appraisers, environmental consultants, and lien searches, recording and filing fees and taxes, incurred by the Bank in connection with the preparation, negotiation and delivery of this letter and the Loan Documents. Because the Bank will incur these expenses even if the Credit Facilities are not consummated for any reason, MAI's and each Shareholder's expense reimbursement agreement is unconditional.

This letter is governed by the laws of Pennsylvania. No modification or waiver of any of the terms of this letter will be valid and binding unless agreed to in writing by the Bank. When accepted, this letter will constitute the entire agreement between the Bank and MAI concerning the Credit Facilities, and shall replace all prior understandings, statements, negotiations and written materials relating to the Credit Facilities.

To accept the terms of the Credit Facilities and this letter, please sign the enclosed copy of this letter and return it to me by September 21, 1998. If this letter is accepted, the Loan Documents must be signed by December 31, 1998, or this letter will terminate and the Bank will have no liability or further obligation.

We appreciate this opportunity to provide financial services to you, and look forward to your acceptance of this letter.

Very truly yours,




By:   /s/
   ------------------------------------

Title: Vice President

With the intent to be legally bound,
the above terms and conditions are
hereby agreed to and accepted.


MALT ACQUIRING, INC.


By:  /s/ Charles E. Lawson, Jr.
   ------------------------------------

Title: President

Date:   9/17/98
   ------------------------------------


     /s/ Charles E. Lawson, Jr.
 --------------------------------------
CHUCK LAWSON

     /s/ Patrick E. Belardi
 --------------------------------------
PATRICK E. BELARDI

                         SUMMARY OF TERMS AND CONDITIONS
                         -------------------------------


Borrower:                  Malt Acquiring,  Inc. ("Newco"), a corporation
--------                   formed to acquire all of the capital stock of
                           The Lion Brewery, Inc. (the "Company"); and after the merger of Newco with and into the Company, as survivor, in accordance with the terms of the merger agreement referred to below, the "Borrower".

Bank:                      [                      ], for itself and as agent,
----                       ("Bank" or the "Agent")

Credit Facilities:         1.  $7,500,000 Secured Term Loan (the "Term Loan")
-----------------

                           2.  $3,000,000 Secured Revolving Credit (the
                           "Revolving Credit")

Use of Proceeds:           1. Partially  finance the  acquisition of the capital
---------------            stock of The Lion Brewery, Inc. for a purchase  price
                           not to exceed $4.70 a share for total consideration of approximately $18,700,000.

                           2. General corporate and working capital purposes.

Term:                      1.  Five (5) years.
----
                           2.  Five (5) years.

Repayment:                 1.  Principal on the Term Loan will amortize in 20
---------                  consecutive  quarterly  installments of $250,000 each
                           commencing ninety days from the date of execution of the credit agreement (the "Closing Date") and a final balloon payment of $2,500,000.

                           In addition, mandatory prepayments of principal equal to 50% of Excess Cash Flow will be required to be paid within 95 days of the Borrower's fiscal year end until the Borrower delivers an audited annual financial statement which reflects a ratio of Senior Debt to EBITDA for the preceding twelve-month period of less than 2.0X after which time the Excess Cash Flow recapture will be eliminated. [Discuss potential carve-out for subordinated paid-in-kind interest accrued during the first eighteen months post closing.]

                           EBITDA is defined as the sum of net income, depreciation, amortization, other non-cash charges to net income, interest expense and income tax expense minus non-cash credits to net income. Fixed Charges is defined as the sum of cash interest expense, taxes less any deferred portion, scheduled payments of principal, payments under capitalized leases, capital expenditures and permitted cash dividends (if applicable). Excess Cash Flow is defined as the difference between Cash Flow from Operations less the sum of Fixed Charges.

                           Mandatory prepayments of principal will also be required upon any material sale of assets or capital stock of the Borrower.

                           2. At maturity. Until maturity, the Borrower may borrow, repay and reborrow in an amount not to exceed the lesser of the Borrowing Base or

                           $3,000,000, unless an Event of Default occurs and is not cured within applicable grace periods or has not been waived by the Banks.

Interest Rates:            1.  See attached Interest Rate Schedule.
--------------
                           The Base Rate is a fluctuating rate, calculated
                           on a 360 day basis, equal to the higher of [   ]
                           Prime rate or the Federal Funds rate plus 1/2%.
                           Interest on Base Rate borrowings shall be payable monthly.

                           The Euro-Rate (reserve adjusted) is calculated on a 360 day basis and payable quarterly or on the last day of each interest period, for periods of 1, 2, 3 or 6 months.

                           Euro-Rate borrowings must be in minimum amounts of $500,000 and additional increments of $100,000 and shall be limited to no more than five (5) borrowing tranches between the Credit Facilities, at any one time.

                           Subsequent to an Event of Default which
                           continues beyond any applicable cure period, outstandings shall bear interest at 2% over the rate of interest applicable at such time.

Yield Protection:          The Borrower shall pay the Bank such  additional
----------------           amounts as will compensate the Bank in the event
                           applicable law, or change in law, subjects the Bank to reserve requirements, capital requirements, taxes
                           (except for taxes on the overall net income of the Bank) or other charges which increase the cost or reduce the yield to the Bank, under customary yield protection provisions. In the event there is more than one Bank, the Borrower shall have the right to replace any Bank that incurs such charges disproportionately to the other Banks in the syndicate provided that such replacement Bank is reasonably acceptable to the Agent.

Fees:                      Commitment:  0.25% per annum of the average unused
----                       portion of the Revolving  Credit payable
                           quarterly in arrears. Commitment fees will commence accruing on the date of execution and delivery of the Loan Documents.

                           See attached fee schedule for other fees payable to the Bank.

Expenses:                  All reasonable out-of-pocket costs and expenses
--------                   incurred by the Bank, for itself or as Agent, shall
                           be reimbursed by the Borrower at closing and otherwise on demand. These include all filing fees and taxes and reasonable fees and expenses of the Bank's legal counsel, auditor, appraiser and environmental consultant.

Borrowing Base:            Borrowings  under the Revolving  Credit shall be
--------------             limited to a Borrowing  Base, to consist of
                           85% of eligible accounts and 50% of eligible inventory. The definitions of "eligible accounts" and "eligible inventory" shall be set forth in the Loan Documents. Borrower will submit monthly Borrowing Base Certificates. Upon the occurrence of an Event of Default, remittances on accounts will be payable to a bank lockbox/cash collateral account (over which the Agent will have sole power of withdrawal).

Collateral:                The Credit Facilities will be secured by
----------                 first-priority  perfected  liens and  security
                           interests in the following collateral:

                           (a) all personal property (both tangible and intangible), including accounts, chattel paper, documents, instruments, general intangibles, inventory and equipment of the Borrower and its subsidiaries, both now existing and hereafter acquired and arising.

                           (b) negative pledge of the stock of the Borrower and a pledge of the stock of each of its subsidiaries, if applicable.

                           (c) an assignment of life insurance policy in
                           the face amount of $[     ] insuring the lives of
                                                -----
                           Chuck Lawson and Patrick E. Belardi.

                           The Credit Facilities will be cross-collateralized.

Voluntary
Prepayments:               Outstandings or commitments under the Credit
-----------                Facilities may be prepaid or terminated, in whole or
                           in part, at the Borrower's option, subject to reimbursement of any costs associated with prepayments of Euro-Rate advances or any other provisions contained in the credit agreement.
                           Voluntary reductions or commitments under the Credit
                           Facilities will be in minimum amounts of $500,000.

Guarantors:                Irrevocable and unconditional guaranty and suretyship
----------                 agreements for payment and performance of the Credit
                           Facilities by the holding company formed to hold
                           100% of the outstanding shares of the Borrower
                           (the "Parent") by Chuck Lawson and Patrick E.
                           Belardi and by any other subsidiary of the Parent or each subsidiary and affiliate of the Borrower, jointly and severally.

Representations
and Warranties:            (a) Organization and qualification.
--------------
                           (b) Capitalization and ownership.

                           (c) Subsidiaries.

                           (d) Power and authority.

                           (e) Validity, binding effect and enforceability.

                           (f) No conflict.

                           (g) Litigation.

                           (h) Title to properties.

                           (i) Financial statements; no material adverse change.

                           (j) Margin stock.

                           (k) Full disclosure.

                           (l) Taxes.

                           (m) Consent and approvals.

                           (n) No Events of Default; compliance with
                               instruments.

                           (o) Patents, trademarks, copyrights, licenses.

                           (p) Security interests.

                           (q) Mortgage liens.

                           (r) Status of pledged collateral.

                           (s) Insurance.

                           (t) Compliance with laws.

                           (u) Material contracts.

                           (v) Investment companies.

                           (w) Plans and benefit arrangements.

                           (x) Employment matters.

                           (y) Environmental matters.

                           (z) Senior debt status.

                           (aa) Accounts and Inventory Collateral.

                           (bb) Enforceability of Asset Purchase Agreement.

                           (cc) Subordinated Debt Agreement.

                           (dd) Other Indebtedness.

                           Other Representations and Warranties as appropriate.

Reporting
Requirements:              (a) Monthly unaudited financial statements (including
------------               balance sheet(s) and statements of income and cash
                           flow) within 30 days of month end.

                           (b) Quarterly unaudited consolidated and consolidating financial statements (including balance sheet(s) and statements of income and cash flow) within 45 days of quarter end.

                           (c) Annual audited consolidated and
                           consolidating financial statements (including balance sheet(s) and statements of income and cash flow) prepared by an accounting firm reasonably acceptable to the Agent within 90 days of fiscal year end together with copies of management letters, if any, and an auditor's no default certificate with calculations of the financial ratios (unless the Borrower's auditors, as a policy matter, do not render such certificates).

                           (d) Borrowing Base Certificates and accounts receivable agings delivered within 30 days of month end. The Borrower may be required to deliver additional information concerning the receivables and inventory collateral upon the occurrence of an Event of Default.

                           (e) Annual budgets and forecasts, delivered no later than the Borrower's fiscal year end and prepared on a monthly basis for the next succeeding year and on an annual basis thereafter.

Covenants:                 Affirmative and negative covenants, including
---------                  financial covenants, will be specified by the Bank
                           for inclusion in the Loan Documents, based upon the budget previously submitted by the Borrower to the Bank as updated from time to time. Financial covenants are limited to:

                           (a)  Fixed Charge Coverage Ratio:  The Borrower
                                ---------------------------
                           will not permit, on a consolidated basis, the Fixed Charge Coverage Ratio to be less than the ratio set forth below for any period of four consecutive fiscal quarters ending within the periods specified below or if such period does not include four full fiscal quarters after the Closing Date, the denominator of such ratio shall be determined by multiplying the sum of Fixed Charges for the number of full fiscal quarters which have elapsed since the Closing Date by the applicable factor: for the fiscal quarter ending December 31, 1998, a factor of 4; for the two fiscal quarters ending March 31, 1999, a factor of 2 and for the three fiscal quarters ending June 30, 1999, a factor of 4/3.

                           Period                      Ratio
                           ------                      -----




                           (b)  Leverage Ratio: The Borrower will maintain,
                                --------------
                           on a consolidated basis, a ratio of

                           [Senior/Total] Funded Debt to rolling four quarter EBITDA of not more than the following amounts at all times during each of the following periods:

                           Period                      Ratio
                           ------                      -----




                           (c) EBITDA:  The Borrower will not permit, on a
                               ------
                           consolidated basis, the EBITDA to be less than the amount set forth below for any period of four consecutive fiscal quarters ending within the periods specified below:

                           Period                      Ratio
                           ------                      -----




                           (e)  Limitation on Capital Expenditures:  The
                                ----------------------------------
                           Borrower will not permit Capital Expenditures to exceed the following amounts during each of the following periods:

                           Fiscal Year Ending          Amount
                           ------------------          ------




                           For purposes of the financial ratios set forth in clauses (a) through (c) above:

                           "EBITDA" means the sum of net income plus interest, income tax expense, depreciation and amortization and other non-cash charges to income, minus non-cash credits to net income, all determined in accordance with generally accepted accounting principles.

                           "FIXED CHARGE COVERAGE" means the ratio
                           determined by dividing (i)the sum of EBITDA minus payments under capitalized leases and capital expenditures made during the period, by
                           (ii) the sum of cash interest, taxes (less any deferred portion), cash dividends, management fees, and scheduled principal payments made during the period, in each case as determined in accordance with generally accepted accounting principles.

                           "SENIOR DEBT" means the indebtedness of the Borrower classified as "Long Term Debt", including the current portion thereof and including the outstanding balance under the Revolving Credit and all capitalized leases. The Subordinated Debt will not be included in Senior Debt.

                           "SUBORDINATED DEBT" means the indebtedness of the Borrower which has been subordinated to the Borrower's obligations to the Bank pursuant to one or more Subordination Agreements, each satisfactory in terms, form and substance to the Agent.


                           Other covenants are expected to include but may not be limited to:

                           (a) Limitation on sale of assets.

                           (b) Restriction on loans, advances and investments.

                           (c) Limitation on additional indebtedness, liens
                               and leases.

                           (d) Limitation on distributions to shareholders.

                           (e) Prohibition on engaging in businesses other
                               than [ _______________________ ].

                           (f) Prohibition on change of control.

                           (g) Prohibition on mergers and acquisitions.

                           (h) Maintenance of Insurance (including key man
                               insurance).

Events of
Default:                   (a) Payment default.
-------
                           (b) Failure of representations or warranties to
                               have been true when made.

                           (c) Violation of covenant(s).

                           (d) Cross default to other debt.

                           (e) Bankruptcy, insolvency.

                           (f) Change of control.

                           Other Events of Default as appropriate.

Documentation:             Loan Documents in form and substance satisfactory to
-------------              the Agent must be executed and delivered containing
                           representations, warranties, covenants, indemnities, conditions to lending, events of default and other provisions as described in this letter and as may otherwise be appropriate in the Agent's opinion.
                           The Borrower's counsel shall deliver its opinion and the opinion of seller's counsel to the Bank at closing addressing such matters relating to the Borrower and this transaction and the acquisition of the stock of The Lion Brewery, Inc. as the Agent may request, and satisfactory to the Agent as to form and substance.

Conditions
Precedent:                 Conditions to lending will include but not be
---------                  limited to:

                           (a) Consummation of the transactions
                           contemplated by that certain Agreement and Plan of Merger, dated as of September 17, 1998, and all associated documentation to be executed in connection therewith, which shall not be amended or modified in a manner that is adverse to the Borrower or the Banks without the Agent's written consent;

                           (b) Infusion of not less than $575,000 of cash equity by management and $6,300,000 of subordinated debt by American Capital
                           Strategies, Ltd. and approval by the Agent of the capital structure and corporate documentation of the Borrower and the Parent;

                           (c) Completion of environmental surveys and due diligence, performed by environmental firms satisfactory to the Agent and with results satisfactory to the Agent;

                           (d) Completion of customer and supplier checks which are in process, with results reasonably satisfactory to the Agent and satisfactory review of material customer and/or supplier contracts assumed by the Borrower (expected to be completed by September 18, 1998);

                           (e) Subordination agreement in form and
                           substance satisfactory to the Agent from the holders of the Subordinated Debt.

                           (f) Delivery of a closing certificate as to accuracy of Representations and Warranties, compliance with covenants and absence of Event of Default or Potential Event of Default;

                           (g)  Delivery of evidence of required insurance;

                           (h) Satisfactory review of management
                           information systems and compliance with Year
                           2000 [completed];

                           (i) Satisfactory review of customer
                           concentrations, competition, industry and cost structure [completed];

                           (j)  Minimum opening availability of $1,500,000; and

                           (k) Absence of a material adverse change or material adverse litigation.

Required Banks:            For the purpose of making amendments or waivers to
--------------             the credit  agreement,  approval by Banks whose
                           commitments under the Credit Facilities aggregate at least 60% will be required (provided, that if there are only two banks, then the affirmative vote of both Banks will be required in respect of all matters). However, unless agreed to by all Banks, no amendment or waiver shall change the principal amount, reduce the rate of interest or fees, postpone the scheduled payment of any principal, interest or fees, release any material portion of the collateral (other than in connection with permitted asset sales and sales of inventory in the ordinary course of business) or change the definition of Required Banks.

Assignments and
Participations:            Banks will be permitted to assign and participate the
--------------             Credit Facilities.  Assignments  will be in minimum
                           amounts of $2,000,000 and assignees will be subject to the consent of the Borrower and the Agent, such consent not to be unreasonably withheld. Voting rights to participants will be limited to change in principal amount, reduction of the rate of interest or fees, postponement of the scheduled payment of any principal, interest or fees or release of any material portion of the collateral (other than in connection with permitted asset sales and sales of inventory in the ordinary course of business).
                           Assignments will be subject to the payment by the assigning Bank of a $3,500 service fee to the Agent.

Miscellaneous:             Pennsylvania governing law.  Consent to Pennsylvania
                           jurisdiction.  Waiver of jury trial.

                                   SCHEDULE I
                                   ----------

                           FEES AND INTEREST SCHEDULE

STRUCTURING AND
UNDERWRITING FEE:    0.5% of the Credit Facilities, of which $20,000 is due and payable upon execution of this Commitment Letter. This fee will be applied to the Structuring and Underwriting Fee upon the closing of the financing. If the transaction fails to close, then this fee will be applied to the reasonable out-of-pocket costs and expenses incurred by the Bank, for itself or as Agent, and any surplus will be returned to the Borrower. Any shortfall will be reimbursed immediately by the Borrower.

INTEREST RATES:          Senior Debt/EBITDA          Base Rate +    Euro-Rate +
                    -----------------------------------------------------------
                    Greater than or equal to 2.0X     50 bps         200 bps

                    Less than 2.0X and
                    greater than or equal to 1.5X     25 bps         175 bps

                    Less than 1.5X                     0 bps         150 bps